Exhibit 99.1

Appendix 2A - Application for quotation of securities

Announcement Summary

Entity name

ALTERITY THERAPEUTICS LIMITED

Announcement Type

New announcement

Date of this announcement

Friday August 22, 2025

The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

Total number of +securities to be quoted

ASX +security code	Security description	Number of +securities to be quoted	Issue date

ATH	ORDINARY FULLY PAID	1,283,942	22/08/2025

Refer to next page for full details of the announcement

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Appendix 2A - Application for quotation of securities

Part 1 - Entity and announcement details

1.1 Name of entity

ALTERITY THERAPEUTICS LIMITED

We (the entity named above) apply for +quotation of the following +securities and agree to the matters set out in Appendix 2A of the ASX Listing Rules.

1.2 Registered number type	Registration number

ABN	37080699065

1.3 ASX issuer code

ATH

1.4 The announcement is

New announcement

1.5 Date of this announcement

22/8/2025

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Appendix 2A - Application for quotation of securities

Part 2 - Type of Issue

2.1 The +securities to be quoted are:

+Securities issued, transferred or re-classified as a result of options being exercised or other +convertible securities being converted

2.2 The +class of +securities to be quoted is:

Additional +securities in a class that is already quoted on ASX (“existing class”)

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Appendix 2A - Application for quotation of securities

Part 3B - number and type of +securities to be quoted (existing class) where issue has not previously been notified to ASX in an Appendix 3B

Existing +securities converting into additional +securities in an existing class

FROM (Existing Class)

ASX +security code and description

ATHO : OPTION EXPIRING 31-AUG-2026

TO (Existing Class)

ASX +security code and description

ATH : ORDINARY FULLY PAID

Please state the number of options	The first date the options were	The last date the options were
that were exercised or other	exercised or other +convertible	exercised or other +convertible
+convertible securities that were	securities were converted	securities were converted
converted
	18/8/2025	21/8/2025
1,283,942

Is this all of the options or other +convertible securities on issue of that type (ie have all of those options now been exercised or have all of those convertible securities now been converted)?

No

The right of the holder of the options or other +convertible securities to receive the +underlying securities is being satisfied by:

An issue of new +securities

The underlying +securities being received by the holder are:

Intended to be, but are not yet, quoted by ASX

Were the options being exercised or other +convertible securities being converted issued under an +employee incentive scheme?

No

Issue date

22/8/2025

Will the +securities to be quoted rank equally in all respects from their issue date with the existing issued +securities in that class?

Yes

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Appendix 2A - Application for quotation of securities

Issue details

Number of +securities to be quoted

1,283,942

Are the +securities being issued for a cash consideration?

Yes

In what currency is the cash consideration being paid?	What is the issue price per +security?

AUD - Australian Dollar	AUD 0.01000000

Any other information the entity wishes to provide about the +securities to be quoted

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Appendix 2A - Application for quotation of securities

Part 4 - Issued capital following quotation

Following the quotation of the +securities the subject of this application, the issued capital of the entity will comprise:

The figures in parts 4.1 and 4.2 below are automatically generated and may not reflect the entity’s current issued capital if other Appendix 2A, Appendix 3G or Appendix 3H forms are currently with ASX for processing.

4.1 Quoted +securities (total number of each +class of +securities quoted on ASX following the +quotation of the securities subject of this application)

ASX +security code and description	Total number of +securities on issue

ATH : ORDINARY FULLY PAID	9,208,749,666

ATHO : OPTION EXPIRING 31-AUG-2026	931,232,089

ATHOA : OPTION EXPIRING 26-FEB-2027	1,222,300,911

4.2 Unquoted +securities (total number of each +class of +securities issued but not quoted on ASX)

ASX +security code and description	Total number of +securities on issue
ATHAAE : OPTION EXPIRING 29-NOV-2026 EX $0.0375	10,000,000
ATHAAG : OPTION EXPIRING 29-NOV-2026 EX $0.0238	11,500,000
ATHAE : OPTION EXPIRING 08-AUG-2030 EX $0.013	11,500,000
ATHAF : OPTION EXPIRING 08-AUG-2030 EX USD 0.0086	312,400,200
ATHAD : OPTION EXPIRING 01-JUL-2030 EX $0.01	15,000,000
ATHAAB : OPTION EXPIRING 17-SEP-2025 EX $0.09	35,000,000
ATHAAK : OPTION EXPIRING 30-DEC-2027 EX $0.01	170,000,000
ATHAAH : OPTION EXPIRING 19-DEC-2026 EX $0.0105	8,000,000
ATHAB : OPTION EXPIRING 13-MAR-2029 EX US$0.0031	62,500,000
ATHAA : OPTION EXPIRING 13-MAR-2029 EX $0.004	20,166,667
ATHAC : OPTION EXPIRING 21-MAR-2029 EX US$0.003	40,000,200
ATHAAD : OPTION EXPIRING 06-JAN-2026 EX $0.032	91,392,720

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